UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date July 26, 2023	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

July 26, 2023

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES EARLY TENDER RESULTS RELATING TO THE OFFER TO PURCHASE OF ITS 3.000% SENIOR NOTES DUE 2025 AND AN INCREASE IN THE MAXIMUM TENDER AMOUNT

Bancolombia announced today the results as of 5:00 p.m. New York City time, on July 25th 2023 (the “Early Tender Date”), of its previously announced offer to purchase the “Tender Offer”) up to U.S.$370,000,000 of its outstanding 3.000% Senior Notes due 2025 (the “Notes”). It also announced that it has decided to increase the Maximum Tender Amount from U.S.$370,000,000 to U.S.$467,966,000. The terms and conditions of the Tender Offer, as set forth in the Offer to Purchase, dated July 12, 2023, otherwise remain unchanged.

As of the Early Tender Date, U.S.$467,966,000 aggregate principal amount of the Notes had been validly tendered and not validly withdrawn. The Company intends to accept all such Notes without proration. The settlement date for the Notes accepted for purchase is expected to occur on August 1, 2023 (the "Early Settlement Date"). Holders of Notes validly tendered at or prior to the Early Tender Date, not validly withdrawn and accepted for purchase in accordance with the terms of the Tender Offer will receive on the Early Settlement Date, U.S.$963.00 per U.S.$1,000 principal amount of the Notes tendered (the "Total Consideration"). In addition to the Total Consideration, such Holders are also receiving, in respect of such Notes, accrued and unpaid interest from the last interest payment date for the Notes to, but not including the Early Settlement Date.

Bancolombia will not accept for purchase any Notes tendered after the Early Tender Date.

J.P. Morgan Securities LLC is the dealer manager for the Offer. Global Bondholder Services Corporation is the information and tender agent for the Offer. Persons with questions regarding the Offer should contact J.P. Morgan Securities LLC at (866) 846-2874 (toll-free) or (212) 834-7279 (collect). In addition, holders of Notes may contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

This announcement shall not constitute an offer to sell or the solicitation of any offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification, or exemption from registration of such securities under the securities law of any such state or jurisdiction.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57 601) 4885675	Tel.: (57 601) 4885934	Tel: (57 601) 4485950